CLIFFORD CHANCE US LLP 31 WEST 52ND STREET NEW YORK, NY 10019-6131 TEL +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

March 2, 2022

VIA EDGAR

Ruairi Regan, Esq.

Pam Long, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	Apollo Realty Income Solutions, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-11
Submitted November 23, 2021
CIK No. 0001882850
Response to Staff comment made by letter dated December 7, 2021

Dear Mr. Regan and Ms. Long:

On behalf of our client, Apollo Realty Income Solutions, Inc. (the “Company”), set forth below is the response of the Company to a comment made by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated December 7, 2021 (the “Comment Letter”) in connection with the Company’s Amendment No. 1 to the Registration Statement on Form S-11 (the “Registration Statement”), which was submitted on November 23, 2021 to the SEC on a confidential basis pursuant to Title I, Section 106 of the Jumpstart Our Business Startups Act of 2012. Concurrently with the submission of this response letter, the Company is confidentially submitting the Amendment No. 2 to the original Registration Statement (the “Amended Registration Statement”). The Amended Registration Statement has been updated in response to the Staff’s comment made in the Comment Letter. In addition, the Amended Registration Statement has been updated in response to Comment 4 from Staff’s letter to the Company dated October 27, 2021 to include prior performance disclosure as described in the Company’s response letter submitted on a supplemental basis to the Staff on January 28, 2022.

Cover Page

1.	We note your response to prior comment 1. Please further revise your disclosures to indicate that you are not required by your charter or otherwise to provide liquidity to stockholders.

CLIFFORD CHANCE US LLP

Ruairi Regan, Esq.

Pam Long, Esq.

United States Securities and Exchange Commission

March 2, 2022

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 8 and 36 to indicate that it is not required by its charter or otherwise to provide liquidity to stockholders.

Should the Staff have any additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned at (212) 878-8324 or Andrew S. Epstein at (212) 878-8332.

Sincerely,

/s/ Jason D. Myers

Jason D. Myers

cc:	Apollo Realty Income Solutions, Inc.
Stuart A. Rothstein
Jessica L. Lomm

Clifford Chance US LLP
Andrew S. Epstein